Exhibit 99.1

ICON Reports Second Quarter 2022 Results

Highlights

  Net business wins in the quarter of $2,323 million; a net book to bill of 1.20, and 1.25 on a trailing twelve month basis.
  Closing backlog of $20.0 billion, an increase of 2.1% on Q1 2022 or an increase of 10.7% year over year on a Combined Company basis.
  Quarter 2 revenue of $1,935.2 million representing a year on year increase of 122.1%. On a Combined Company basis, Quarter 2 revenue increased 0.9% year over year and 4.4% on a constant dollar basis. Excluding COVID-related studies, revenue increased circa 16% year over year on a constant dollar, Combined Company basis. YTD revenue of $3,837.0 million representing a year on year increase of 121.9% or 127.4% on a constant dollar basis.
  Adjusted EBITDA of $354.3 million or 18.3% of revenue, a year on year increase of 120.2%. On a Combined Company basis, adjusted EBITDA increased 16.1% year over year. YTD Adjusted EBITDA of $694.9 million or 18.1% of revenue, a year on year increase of 122.3%.
  Adjusted net income attributable to the Group was $235.8 million or $2.86 per diluted share, an increase of 24.4%. YTD adjusted net income attributable to the Group of $463.7 million or $5.62 per diluted share, an increase of 25.6% over the prior year period.
  GAAP net income attributable to the Group for Quarter 2 of $115.7 million.
  $100 million repayment made on Term Loan B debt. Net debt balance of $4.43 billion with Net Debt to Adjusted EBITDA of 3.1x.
  Revised full year 2022 revenue guidance in the range of $7,690 - $7,810 million, representing a year over year increase of 40.3% to 42.5%. Full year 2022 adjusted earnings per share guidance in the range of $11.65 - $11.85, representing a year over year increase of 20.7% to 22.8%, maintaining the midpoint of our previous guidance.  Adjusted earnings per share to exclude amortization, stock compensation, foreign exchange and transaction-related / integration-related adjustments.

DUBLIN--(BUSINESS WIRE)--July 27, 2022--ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today reported its financial results for the second quarter ended June 30, 2022.

CEO Dr. Steve Cutler commented, “ICON delivered strong results in the second quarter, reflecting continued demand across our service offering. On a combined company basis, financial performance was driven by year over year constant dollar revenue growth of 4.4% and circa 16% excluding COVID-related studies. On a combined company basis, Adjusted EBITDA increased 16.1% year over year. We are delighted with the continued progress of new ICON, as our integration efforts are expected to deliver realized cost synergies of $100 million for the full year, $25 million ahead of our previous target for 2022.”

Dr. Cutler added, “We are revising our full year 2022 financial guidance to reflect the impact of increasing macroeconomic headwinds, specifically from the strengthening US Dollar and the ongoing war in Ukraine. We now expect revenue for the full year to be in the range of $7,690 - $7,810 million, an increase of 40.3% to 42.5% over full year 2021. Additionally, we continue to expect to deliver significant year over year adjusted earnings per share growth of 20.7% to 22.8%, resulting in a range of $11.65 - $11.85 for the full year 2022, maintaining the midpoint of our previous guidance and reflecting strong operational execution and cost management.”

Second Quarter 2022 Results

Gross business wins in the second quarter were $2,764 million and cancellations were $441 million. This resulted in net business wins of $2,323 million and a book to bill of 1.20.

Revenue for Quarter 2 was $1,935.2 million. This represents a year on year increase of 122.1% or 129.9% on a constant currency basis.

GAAP net income attributable to the Group was $115.7 million. Adjusted net income attributable to the Group for the quarter was $235.8 million resulting in an adjusted diluted earnings per share of $2.86 compared to $2.30 per share for Quarter 2 2021.

Adjusted EBITDA for Quarter 2 was $354.3 million or 18.3% of revenue, a year on year increase of 120.2%.

Cash generated from operating activities for the quarter was $182.1 million. During the quarter, $28.2 million was spent on capital expenditure. At June 30, 2022, the Group had cash and cash equivalents of $614.9 million, compared to cash and cash equivalents of $559.1 million at March 31, 2022 and $1,055.5 million at June 30, 2021. During the quarter, a $100 million Term Loan B payment was made resulting in a net indebtedness balance of $4.43 billion at year end.

Year to date 2022 Results

Gross business wins year to date were $5,547 million and cancellations were $798 million. This resulted in net business wins of $4,749 million and a book to bill of 1.24.

Year to date GAAP revenue was $3,837.0 million. This represents a year on year increase of 121.9% or 127.4% on a constant currency basis.

GAAP net income attributable to the Group year to date was $227.7 million. Adjusted net income attributable to the Group was $463.7 million resulting in an adjusted diluted earnings per share of $5.62 compared to $4.48 per share for the equivalent prior year period.

Adjusted EBITDA year to date was $694.9 million or 18.1% of revenue, a year on year increase of 122.3%.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income attributable to the Group and adjusted diluted earnings per share attributable to the Group. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

To assist investors and analysts with year-over-year comparability for the merged business, we have included Combined Company information. These measures include financial information that combines the stand-alone ICON plc and PRA Health Sciences, Inc. information for revenue and Adjusted EBITDA, and other metrics as if the merger had taken place on January 1, 2020, with conforming adjustments to the current year presentation. Specifically, these financials represent the simple addition of the historical adjusted financials of each company. These combined financials are not intended to represent pro forma financial statements prepared in accordance with GAAP or Regulation S-X.

ICON will hold a conference call on July 28th, 2022 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Our full-year 2022 guidance measures (other than revenue) are provided on a non-GAAP basis without a reconciliation to the most directly comparable GAAP measure because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. Such items include, but are not limited to, transaction-related / integration-related expenses, restructuring and related expenses, and other items not reflective of the company's ongoing operations.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 40,500 employees in 119 locations in 53 countries as at June 30, 2022. For further information about ICON, visit: www.iconplc.com.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND JUNE 30, 2021
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(in thousands except share and per share data)

Revenue	$ 1,935,193	$ 871,155	$ 3,836,957	$ 1,729,353

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,392,062	631,123	2,770,529	1,257,367
Selling, general and administrative expense	189,953	89,867	385,214	175,901
Depreciation and amortization	144,019	17,276	285,424	34,681
Transaction and integration-related expenses	8,884	20,017	20,969	32,518
Restructuring	22,486	—	26,693	—

Total costs and expenses	1,757,404	758,283	3,488,829	1,500,467

Income from operations	177,789	112,872	348,128	228,886
Interest income	166	186	293	443
Interest expense	(47,111)	(24,551)	(91,536)	(27,278)

Income before provision for income taxes	130,844	88,507	256,885	202,051
Provision for income taxes	(14,254)	(14,133)	(27,540)	(30,281)

Income before share of earnings from equity method investments	116,590	74,374	229,345	171,770
Share of equity method investments	(856)	(509)	(1,641)	(783)

Net income attributable to the Group	$ 115,734	$ 73,865	$ 227,704	$ 170,987

Net income per Ordinary Share attributable to the Group:

Basic	$ 1.42	$ 1.40	$ 2.80	$ 3.23
Diluted	$ 1.41	$ 1.38	$ 2.76	$ 3.21

Weighted average number of Ordinary Shares outstanding:

Basic	81,398,071	52,909,368	81,430,507	52,860,414
Diluted	82,312,946	53,381,501	82,462,842	53,294,435

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2022 AND DECEMBER 31, 2021

	(Unaudited) June, 30 2022	(Audited) December, 31 2021
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$ 614,918	$ 752,213
Available for sale investments	1,712	1,712
Accounts receivable, net of allowance for credit losses	1,357,268	1,342,770
Unbilled revenue	709,477	623,121
Other receivables	63,838	56,760
Prepayments and other current assets	130,977	114,323
Income taxes receivable	52,132	50,299
Total current assets	2,930,322	2,941,198

Non-current Assets:
Property, plant and equipment, net	313,110	336,444
Goodwill	8,970,283	9,037,931
Intangible assets	4,508,453	4,710,843
Operating right-of-use assets	160,417	198,123
Other receivables	53,236	70,557
Income taxes receivable	18,838	18,637
Deferred tax asset	54,051	48,392
Equity method investments	731	2,373
Investments in equity- long term	26,891	22,592
Total Assets	$ 17,036,332	$ 17,387,090
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$ 77,648	$ 90,764
Unearned revenue	1,191,778	1,323,961
Other liabilities	1,118,975	949,629
Income taxes payable	38,223	59,433
Current bank credit lines and loan facilities	55,150	55,150
Total current liabilities	2,481,774	2,478,937
Non-current Liabilities:
Non-current bank credit lines and loan facilities	4,990,500	5,381,162
Lease liabilities	147,300	159,483
Non-current other liabilities	38,223	42,596
Non-current income taxes payable	216,942	172,109
Deferred tax liability	1,015,580	1,085,976
Total Liabilities	8,890,319	9,320,263

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
81,526,607 shares issued and outstanding at June 30, 2022 and
81,554,683 shares issued and outstanding at December 31, 2021	6,637	6,640
Additional paid‑in capital	6,787,365	$ 6,733,910
Other undenominated capital	1,162	1,134
Accumulated other comprehensive income	(192,935)	(90,937)
Retained earnings	1,543,784	1,416,080
Total Shareholders' Equity	8,146,013	8,066,827
Total Liabilities and Equity	$ 17,036,332	$ 17,387,090

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND JUNE 30, 2021
(UNAUDITED)

	Six Months Ended
	June 30, 2022	June 30, 2021
	(in thousands)
Cash flows from operating activities:
Net income	$ 227,704	$ 170,987
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	285,424	34,681
Impairment of long lived assets	20,749	—
Reduction in carrying value of operating right-of-use assets	23,570	14,037
Loss on equity method investments	1,641	783
Charge on interest rate hedge	—	891
Amortization of financing costs and debt discount	9,188	1,592
Stock compensation expense	38,186	14,874
Loss on extinguishment of debt	—	14,434
Deferred tax benefit	(75,265)	3,313
Unrealized foreign exchange gain	(37,421)	2,586
Other non-cash items	9,159	(3,909)
Changes in operating assets and liabilities:
Accounts receivable	(41,032)	36,650
Unbilled revenue	(33,187)	12,690
Unearned revenue	(176,904)	14,534
Other net assets	157,154	(77,789)
Net cash provided by operating activities	408,966	240,354
Cash flows from investing activities:
Purchase of property, plant and equipment	(47,840)	(21,653)
Purchase of equity method investment	—	(2,450)
Purchase of investments in equity - long term	(799)	(1,771)
Net cash used in investing activities	(48,639)	(25,874)
Cash flows from financing activities:
Proceeds from exercise of equity compensation	15,140	182
Share issue costs	(3)	(10)
Repurchase of ordinary shares	(99,983)	—
Share repurchase costs	(17)	—
Drawdown of bank credit lines and loan facilities	25,000	—
Repayment of bank credit lines and loan facilities	(425,000)	—
Net cash used in financing activities	(484,863)	172
Effect of exchange rate movements on cash	(12,759)	539
Net (decrease)/ increase in cash and cash equivalents	(137,295)	215,191
Cash and cash equivalents at beginning of period	752,213	840,305
Cash and cash equivalents at end of period	$ 614,918	$ 1,055,496

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND JUNE 30, 2021
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(in thousands except share and per share data)

Adjusted EBITDA
Net income attributable to the Group	$ 115,734	$ 73,865	$ 227,704	$ 170,987
Share of equity method investments	856	509	1,641	783
Provision for income taxes	14,254	14,133	27,540	30,281
Net interest expense (a)	46,945	24,365	91,243	26,835
Depreciation and amortization	144,019	17,276	285,424	34,681
Stock-based compensation expense (b)	18,893	8,797	38,113	15,632
Foreign currency losses (gains), net (c)	(17,817)	1,899	(24,417)	839
Restructuring (d)	22,486	—	26,693	—
Transaction-related / integration-related costs (e)	8,884	20,017	20,969	32,518
Adjusted EBITDA	$ 354,254	$ 160,861	$ 694,910	$ 312,556

Adjusted net income attributable to the Group and adjusted diluted net income per Ordinary Share attributable to the Group
Net income attributable to the Group	115,734	73,865	227,704	170,987
Provision for income taxes	14,254	14,133	27,540	30,281
Amortisation	118,325	4,058	233,127	8,741
Stock-based compensation expense (b)	18,893	8,797	38,113	15,632
Foreign currency losses (gains), net (c)	(17,817)	1,899	(24,417)	839
Restructuring (d)	22,486	—	26,693	—
Transaction-related / integration-related costs (e)	8,884	20,017	20,969	32,518
Transaction-related financing costs (f)	3,504	22,125	9,255	22,479
Adjusted tax expense (g)	(48,465)	(22,000)	(95,238)	(42,872)
Adjusted net income attributable to the Group	$ 235,798	$ 122,894	$ 463,746	$ 238,605

Diluted weighted average number of Ordinary Shares outstanding	82,312,946	53,381,501	82,462,842	53,294,435

Adjusted diluted net income per Ordinary Share attributable to the Group	$ 2.86	$ 2.30	$ 5.62	$ 4.48

ICON plc
RECONCILIATION OF NON-GAAP MEASURES (COMBINED COMPANY)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND JUNE 30, 2021
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(in thousands except share and per share data)

Combined Company adjusted revenue
Revenue, as reported	$ 1,935,193	$ 871,155	$ 3,836,957	$ 1,729,353
Pre-merger PRA Health Sciences Revenue	—	1,047,398	—	1,981,173
Combined Company revenue	$ 1,935,193	$ 1,918,553	$ 3,836,957	$ 3,710,526

Combined Company adjusted EBITDA
Net income attributable to the Group	$ 115,734	$ 73,865	$ 227,704	$ 170,987
Pre-merger PRA Health Sciences Net income attributable to the Group	-	71,068	-	128,008
Combined Company Net income attributable to the Group	$ 115,734	$ 144,933	$ 227,704	$ 298,995
Share of equity method investments	856	509	1,641	783
Provision for income taxes	14,254	1,138	27,540	36,981
Net interest expense (a)	46,945	29,043	91,243	36,726
Depreciation and amortization	144,019	50,451	285,424	100,424
Stock-based compensation expense (b)	18,893	27,529	38,113	53,136
Foreign currency losses (gains), net (c)	(17,817)	8,015	(24,417)	(5,433)
Restructuring (d)	22,486	—	26,693	—
Transaction-related / integration-related costs (e)	8,884	43,432	20,969	69,369
Combined Company adjusted EBITDA	$ 354,254	$ 305,050	$ 694,910	$ 590,981

  Net interest expense includes losses on modification or extinguishment of debt.
  Stock-based compensation expense represents the amount of recurring non-cash expense related to the Company’s equity compensation programs (inclusive of employer related taxes).
  Foreign currency losses (gains), net relates to gains or losses that arise in connection with the revaluation of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.
  Restructuring charges incurred relate to charges incurred in connection with the termination of leases at locations that are no longer being used and amounts incurred in connection with the elimination of redundant positions within the organization.
  Transaction-related / integration-related costs include expenses/credits associated with our acquisitions, share-based compensation expense related to the acceleration of share-based compensation awards and replacement share-based awards, contingent consideration valuation adjustments, and any other costs incurred directly related to the integration of these acquisitions.
  Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from Adjusted EBITDA and Adjusted Net Income because they result from financing decisions rather than from decisions made related to our ongoing operations.
  Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

http://www.iconplc.com

ICON/ICLR-F

Contacts

Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1888 381 7923
http://www.iconplc.com